Exhibit 99.1

Sun Life hosting IFRS 17 investor education call

TORONTO, May 31, 2022 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) is hosting an IFRS 17 investor education session and Q&A today, Tuesday, May 31, 2022 at 8:30 a.m. ET. Materials related to the presentation are now available online at www.sunlife.com/UpcomingEvents.

Date:	Tuesday, May 31, 2022
Time:	8:30 a.m. – 10 a.m. ET
Participants:	Kevin Strain, President & Chief Executive Officer
Manjit Singh, EVP & Chief Financial Officer
Natalie Brady, SVP, Strategic Finance Initiatives (IFRS 17 Project Lead)
Kevin Morrissey, SVP & Chief Actuary

To listen to the live webcast visit www.sunlife.com/UpcomingEvents 10 minutes prior to the start of the presentation. An archive will be available on the website following the event.

To listen via telephone, please call 10 minutes prior to the scheduled start time as follows:
Participant Dial In (Toll Free): 1-(877) 658-9101, conference ID 2486270
Participant Dial In (International): (602) 563-8756, conference ID 2486270

A replay of the conference call will be available from Tuesday, May 31, 2022 at 12 p.m. ET until 12 p.m. ET on Tuesday, June 14, 2022 by calling 404-537-3406 or 1-855-859-2056 (toll free within North America) using Conference ID: 2486270.

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2022, Sun Life had total assets under management of $1.35 trillion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Media Relations Contact: Krista Wilson Director Corporate Communications T. 226-751-2391 krista.wilson@sunlife.com	Investor Relations Contact: Yaniv Bitton Vice-President, Head of Investor Relations & Capital Markets T. 416-979-6496 yaniv.bitton@sunlife.com

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SOURCE Sun Life Financial Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2022/31/c3726.html

%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 07:30e 31-MAY-22